UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Athene Variable Annuity Separate Account B

Address of Principal Business Office:

7700 Mills Civic Parkway
West Des Moines, Iowa 50266

Telephone Number: (888) 266-8489

Name and address of agent for service of process:

Amy Piepmeier, Esq.
Blaine Doerrfeld, Esq.
Athene Annuity and Life Company
7700 Mills Civic Parkway
West Des Moines, IA 50266-3862

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO [ X]

Item 1.    Exact name of registrant.

Athene Variable Annuity Separate Account B.

Item 2.    Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State: Iowa
Date: March 31, 2025

Item 3.    Form of organization of registrant (for example corporation, partnership, trust, joint stock company, association, fund).

The Registrant is organized as a separate account of Athene Annuity and Life Company.

Item 4.    Classification of registrant (face amount certificate company, unit investment trust or management company).

Unit investment trust.

Item 5.    If registrant is a management company:

(a)     state whether registrant is a “closed-end” company or an “open-end” company;

Not applicable.

(b)     state whether registrant is registering as a “diversified” company or a “non-diversified” company.

Not applicable.

Item 6.    Name and address of each investment adviser of registrant.

Not applicable.

Item 7.    If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

Not applicable.

Item 8.    If registrant is an unincorporated investment company not having a board of directors:

(a)     state the name and address of each sponsor of registrant;

Athene Annuity and Life Company
7700 Mills Civic Parkway
West Des Moines, IA 50266-3862

(b)     state the name and address of each officer and director of each sponsor of registrant;

Name and Address	Position with Insurance Company
Grant Kvalheim	Chief Executive Officer and Director
Michael S. Downing	President, Chief Operating Officer and Director
Martin P. Klein	Director
Kristi Burma	Executive Vice President
Randall Epright	Executive Vice President
Rod Mims	Executive Vice President
Christopher Welp	Executive Vice President
Meha Jain	Senior Vice President, Treasurer
Tyler Goode	Senior Vice President, Controller
Shailendra Panchal	Senior Vice President
Mitra Hormozi	Director
Lawrence Ruisi	Director
Francis Sabatini	Director
Hope Taitz	Director
Blaine Doerrfeld	Senior Vice President, Secretary

The business address of each of Athene Annuity and Life Company’s directors and officers listed in the table above is c/o Athene Annuity and Life Company, 7700 Mills Civic Pkwy, West Des Moines, IA 50266.

(c)     state the name and address of each trustee and each custodian of registrant.

Not applicable.

Item 9.    (a)    State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b)    If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each such underwriter.

Not applicable.

c)    If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No.

(d)    State whether registrant has any securities currently issued and outstanding (yes or no).

No.

(e)    If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable.

Item 10.    State the current value of registrant’s total assets.

$0

Item 11.    State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No.

Item 12.    Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of West Des Moines and State of Iowa on the 21st day of April, 2025.

Athene Variable Annuity Separate Account B Registrant
By Athene Annuity and Life Company

/s/ Kent Keim
		By:	Kent Keim
Senior Vice President
Athene Annuity and Life Company

Attest:	/s/ Blaine Doerrfeld
Blaine Doerrfeld
Senior Vice President & Secretary
Athene Annuity and Life Company

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